                                                                    EXHIBIT 99.1

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           IN ACCORDANCE WITH US GAAP
      (United States Dollars in thousands, except share and per share data)

                                       Three months ended              Nine months ended
                                           January 31                     January 31
                                         2002           2001            2002           2001
                                          US$            US$             US$            US$
                                  (unaudited)    (unaudited)     (unaudited)    (unaudited)
Sales                                   9,999         13,761          28,767         37,360
Costs of goods sold                     6,736          8,276          19,177         23,120
                                  -----------    -----------     -----------     ----------
Gross profit                            3,263          5,485           9,590         14,240
Selling, general and
 administrative expenses                2,742          3,725           9,083          9,430
                                  -----------    -----------     -----------     ----------
Operating income / (loss)                 521          1,760             507          4,810
Other expenses                             90            249             313            406
                                  -----------    -----------     -----------     ----------
Income / (loss)
 before income taxes                      431          1,511             194          4,404
Income taxes                                -             65              39            274
                                  -----------    -----------     -----------     ----------
Net income under US GAAP                  431          1,446             155          4,130
                                  ===========    ===========     ===========     ==========
Earnings per share
 - basic (US GAAP)                  $    0.05      $    0.17       $    0.02      $    0.48
Earnings per share
 - diluted (US GAAP)                $    0.05      $    0.17       $    0.02      $    0.48
Weighted Avg. Shares
 Outstanding - basic                8,671,615      8,671,615       8,671,615      8,537,733
Weighted Avg. Shares
 Outstanding - diluted              8,671,615      8,671,615       8,671,615      8,606,504

                              LJ INTERNATIONAL INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
        (US GAAP - Amounts in thousands, except share and per share data)


                                                                   As of January 31           As of April 30
                                                                            2002                    2001
                                                                             US$                     US$
ASSETS                                                               (unaudited)
CURRENT ASSETS:
  Cash                                                                     6,151                   7,021
  Trade receivables, net of allowance for doubtful
    accounts (2001: $204, 2002: $204)                                      6,662                   6,264
  Inventories                                                             22,642                  20,822
  Prepayments and other current assets                                     5,784                   3,288
                                                                    ------------            ------------
  TOTAL CURRENT ASSETS                                                    41,239                  37,395
Property, plant and equipment, net                                         4,466                   4,707
Investment properties, net                                                 1,630                   1,671
Investment securities                                                      3,285                   3,285
Goodwill, net of accumulated amortization                                    222                     242
                                                                    ------------            ------------
TOTAL ASSETS                                                              50,842                  47,300
                                                                    ============            ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank overdraft                                                           2,792                   3,262
  Notes payable, current portion                                             406                     490
  Letters of credit, gold and other loans                                 11,217                   5,496
  Trade payables                                                           2,737                   3,297
  Accrued expenses and other payables                                      1,556                   2,679
  Trade deposits received                                                    580                     288
  Capitalized lease obligations, current                                      10                      23
  Income taxes payable                                                       146                     317
                                                                    ------------            ------------
  TOTAL CURRENT LIABILITIES                                               19,444                  15,852
Notes payable, non-current portion                                             -                     283
Capitalized leased obligations, non-current                                    -                       4
                                                                    ------------            ------------
TOTAL LIABILITIES                                                         19,444                  16,139
                                                                    ------------            ------------
SHAREHOLDERS' EQUITY
  Common stocks, par value US$0.01 each,
    Authorized - 100 million shares,
    Issued and outstanding
    8,671,615 shares as of April 30, 2001
    8,671,615 shares as of January 31, 2002                                   87                      87
  Additional paid-in capital                                              14,824                  14,824
  Warrant reserve                                                            518                     436
  Retained earnings                                                       15,969                  15,814
                                                                    ------------            ------------
  TOTAL SHAREHOLDERS' EQUITY                                              31,398                  31,161
                                                                    ------------            ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                50,842                  47,300
                                                                    ============            ============

The accompanying notes are an integral part of these condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             (Amounts in thousands, except share and per share data)


                                                                           Nine months ended January 31
                                                                               2002           2001
                                                                                US$            US$
                                                                        (unaudited)       (unaudited)
OPERATING ACTIVITIES:
  Net (loss)/income                                                             155             4,130
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
      Depreciation and amortization                                             657               631
      Other non-cash items                                                       82                17
      Changes in operating account:
         Increase in operating assets                                        (4,714)           (4,026)
         Increase in operating liabilities                                    2,944            (1,165)
                                                                      -------------     -------------
    NET CASH PROVIDED BY OPERATING ACTIVITIES                                  (876)             (413)
                                                                      -------------     -------------

INVESTING ACTIVITIES:
  Purchase of property and equipment                                           (355)             (669)
                                                                      -------------     -------------

FINANCING ACTIVITIES:
  New gold loan                                                               1,118               564
  Payment of long-term debt and other obligations                              (287)             (447)
                                                                      -------------     -------------

INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS                             (400)             (965)

CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF PERIOD                          3,759             3,300
                                                                      -------------     -------------
CASH AND CASH EQUIVALENTS, AS OF END OF PERIOD                                3,359             2,335
                                                                      =============     =============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  CASH PAID FOR:
  Interest                                                                      485               994
                                                                      =============        ==========
  Income taxes                                                                  210               (88)
                                                                      =============        ==========

                              LJ INTERNATIONAL INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1: BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements of the Company for the three-month periods ended Jan 31, 2002 and Jan 31, 2001 have been prepared by the Company without audit by the Company's independent auditors. In the opinion of the Company's management, all adjustments necessary to present fairly the financial position, results of operations, and cash flows of the Company as of Jan 31, 2002 and for the period then ended have been made. The condensed consolidated balance sheet of the Company as of April 30, 2001 has been derived from the audited consolidated balance sheet of the Company at that date.

Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with a reading of the financial statements and notes thereto included in the Company's Form 20-F annual report for the year ended April 30, 2001.

The results of operations for the three-month period ended Jan 31, 2002 is not necessarily indicative of the results to be expected for the full year.


NOTE 2: PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of LJ International, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.


NOTE 3: NEW ACCOUNTING PRONOUNCEMENT

SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.


NOTE 4: EARNINGS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share" to calculate its earnings per share ("EPS"). As at Jan 31, 2002, outstanding warrants and options to purchase shares of Company Common Shares at option exercise prices ranging from $2.00 to $8.45625. For the three months ended Jan 31, 2002, no dilutive effect on the calculation of EPS as all the warrants during that period are out-of-money.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------

Results of Operations
---------------------

Revenue for the third quarter ended Jan 31, 2002 decreased 27% to $9,999,000 from $13,761,000 in the same period last year. The decrease in sales, as expected, is primarily a result of slowing U.S. economy, reduction of quantity orders from most of the U.S. customers.

Gross profit margin dropped to 33% for the third quarter ended Jan 31, 2002 as compared to same period last year. The decrease was due to the reduction of selling prices to boost sales in the economy recession.

Selling, General and Administrative (SG&A) expenses decreased to $2,742,000 for the quarter ended Jan 31, 2002 from $3,725,000 in the same period last year. It is mainly due to the effect of the corporate re-engineering exercise.

The net income of $155,000, or $0.02 per diluted share on 8.7 million shares outstanding for the third quarter ended Jan 31, 2002, compared to net income of $1,446,000, or $0.17 per diluted share on 8.7 million shares outstanding in the same period last year.

Capital Resources and Liquidity
-------------------------------

At Jan 31, 2002 and April 30, 2001, the Company had cash and cash equivalents totaling of $3,359,000 and $3,759,000 respectively. At Jan 31, 2002 and April 30, 2001, the Company had working capital of $21,795,000 and $21,543,000 respectively.

The net cash provided/(utilized) by operating activities amounted to ($400,000) and ($965,000) for the nine months ended Jan 31, 2002 and 2001 respectively.

The Company anticipates that its cash and working capital will be sufficient to service its existing debt, outstanding commitments and to maintain Company operations at current levels for the foreseeable future.


Impact on Recently Issued Accounting Standards
----------------------------------------------

In Oct 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". The adoption of SFAS No. 141 would not have affected the accounting for the reorganization of the Group completed on May 6, 1997.

SFAS No. 142 changes the accounting treatment for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this SFAS, which for companies with calendar year ends, will be January 1, 2002.

In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The standard, as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the effective date of FASB Statement no. 133 and amendment of FASB Statement no. 133", and SFAS No. 138, "Accounting for certain Derivative Instruments and certain Hedging Activities, an amendment of FASB Statement no. 133", is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (May 1, 2001 for the Group). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether a derivative is designated as part of a hedging relationship and, if it is, depending on the type of hedging relationship.

The Group will adopt SFAS No. 133 on May 1, 2001. As the use of derivative financial instruments by the Group is limited, the impact of the adoption of SFAS No. 133 on the consolidated financial statements of the Group is not expected to be material.

Transfers and servicing of financial assets and extinguishments of liabilities In September 2000, FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB no. 125". This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Under these standards, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Group does not expect that the adoption of SFAS No. 140 will have a material impact on its results of operations, financial position or cash flows.


Forward-Looking Information
---------------------------

Certain statements in this section and elsewhere in this report contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
-----------------------------------------------------------

The Company has outstanding loans to purchase 16,450 ounces of gold as of Jan 31, 2002 with the related balance of $4,400,405. Security is pledged with the lenders for gold market price up to $290 per ounce. These loans are due within next year, however, have been historically renewed. These loans can be repaid in cash at the current exchange rate of gold any time prior to maturity. As the Company does not hedge for changes in the future price of gold, the Company is exposed to certain market risks, which may result from potential future increases in the price of gold above the secured level of $290 per ounce. The gold market price as at Jan 31, 2002 is $282 per ounce.